[GRAPHIC - CAMPBELL RESOURCES INC. LOGO]  CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

                               CORNER BAY - UPDATE

MONTREAL, FEBRUARY 21, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) is pleased to update the results of the in-depth drilling program on the Corner Bay project, a Campbell Resources Inc. wholly owned property.

The objective of the campaign, ended in mid-December, was to verify the potential, at-depth, of the Main zone between -600 and -1200 m, on the west side of the diabase dyke which intercepts the zone. A total of 10,698 meters spread over 8 new holes as well as the deepening of a drill hole dating back to 1995 were investigated during this drilling campaign. The results are very encouraging and are summarized as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                      MAIN ZONE
-----------------------------------------------------------------------------------------------------------------------
    HOLE #          VERTICAL     SECTION      GRADE         CORE        (1)            INTERVAL          POSITION
                   ELEVATION                  (% CU)       LENGTH      TRUE              (m)          (IN RELATION TO
                      (m)                                   (m)      THICKNESS                           THE DYKE)
                                                                       (m)
-----------------------------------------------------------------------------------------------------------------------
   CB-95-01*         -965         5+00S       3.28        2.01         0.73        1137.92-1139.93          West
                                           ------------------------------------------------------------
                                              2.79        12.09        4.41        1145.34-1157.43
-----------------------------------------------------------------------------------------------------------------------
    CB-05-91         -1145        3+50S       0.65        1.09         0.42        1393.72-1394.81          West
-----------------------------------------------------------------------------------------------------------------------
   CB-05-92*         -1175        1+50S       9.27        16.15        6.70        1432.62-1448.77          West
-----------------------------------------------------------------------------------------------------------------------
   CB-05-93*         -800         5+50S       4.97        7.07         2.31         955.29-962.36           West
                         incluant             9.27        2.87         0.94         955.29-958.16
-----------------------------------------------------------------------------------------------------------------------
    CB-05-94         -735         1+75S       2.06        2.71         0.89         897.11-899.82           West
-----------------------------------------------------------------------------------------------------------------------
   CB-05-95*         -915         4+25S       2.02        8.23         3.43        1152.15-1160.38          West
                         incluant             3.29        3.98         1.66        1155.35-1159.33
-----------------------------------------------------------------------------------------------------------------------
    CB-05-96         -815         3+25S       2.57        1.09         0.41        1010.53-1011.62          West
-----------------------------------------------------------------------------------------------------------------------
   CB-05-97*         -615         4+25S       3.56        8.82         3.05         742.98-751.80           East
                         incluant             5.13        5.84         2.02         745.96-751.80
-----------------------------------------------------------------------------------------------------------------------
    CB-05-97         -750         4+25S       1.59        1.23         0.44         917.33-918.56           West
-----------------------------------------------------------------------------------------------------------------------
    CB-05-98         -580         1+00S       2.13        2.55         0.94         728.23-730.78           West
-----------------------------------------------------------------------------------------------------------------------
                                              OTHER ZONES OF INTEREST **
-----------------------------------------------------------------------------------------------------------------------
   CB-05-91*         -710         4+25S       3.38        9.47         3.13         846.46-855.93           East
                                           ------------------------------------------------------------
                     -720                     3.18        1.93         0.64         861.89-863.82
-----------------------------------------------------------------------------------------------------------------------
    CB-05-93         -475         5+50S       1.81        2.76         0.85         561.85-564.61           East
                                           ------------------------------------------------------------
                                              1.97        3.54         1.09         567.74-571.28
-----------------------------------------------------------------------------------------------------------------------

*   As detailed in the November 28, 2005 press release.

** Could correspond to the little known East zone and situated at 150-200 m East of the Main zone.

(1) Assuming an average dip of 75 degrees W for the Main zone

Generally, the mineralization is found in a strongly altered zone composed of chlorite, calcite and sericite. The varying proportions of these minerals give a brechiated look to the rock. The higher concentration of sulphides (chalcopyrite, pyrite) is found in a brechiated quartz and carbonate vein. The sulphides are usually found in a massive to semi-massive "splash" within the quartz. On either side of those "splashes", the sulphides are disseminated with quantities diminishing gradually.

In hole CB-05-91, the Main zone corresponds to a 16 m interval (core length) heavily altered in chlorite, sericite and calcite but low in sulphides (tr. to 5%) mainly pyrite.

Holes CB-05-94, 96 and 97 all intercepted an important alteration zone corresponding to the Main zone, west of the dyke. However, only small cm to dm mineralized zones were intercepted in hole 94 and contain mainly pyrrhotite and pyrite with low quantities of chalcopyrite. Mineralization in holes 96 and 97 is much more important. It is present in cm to dm veins (3-15% sulphides) and in cm to dm zones of semi-massive to massive sulphides (30-80%). However, again the dominant sulphides are pyrite and pyrrhotite. The best mineralized intervals with chalcopyrite are located on the footwall of the zone.

Hole CB-05-97 also intercepted the Main zone, to the east of the diabase dyke. Here the rock is altered over 25 m (core length) between 730 and 755 m. Mineralization is weak on the first half of the core (tr to 5% sulphides) but becomes interesting in the second half with dm intervals containing sulphides varying from 10 to 40% and chalcopyrite reaching up to 25%.

Hole CB-05-98 intercepted weak to average altered zones more or less discontinuous between 725 and 747 metres. The sulphide content varies between 1 to 15%, often dominated by chalcopyrite. The best interception graded an average of 2.13% Cu over 2.55 m (core length) on the footwall of the Main zone.

Holes CB-95-01 AND 93 both intercepted an interesting altered and mineralized zone, east of the dyke. Considering their positioning, the zone could correspond to the little known East zone which is situated 150-200 m east of the Main zone. THESE RESULTS COULD LEAD TO THE DEVELOPMENT OF ECONOMIC SECTORS IN THE EAST ZONE.

An update of resources calculations was completed on January 31, 2006. The update includes definition drillings done on the upper portion of the deposit in 2004 and 2005 (surface -600 metres) as well as holes F-44, F-44W, F-101, CB-95-01, and CB-05-91 to 98 having intercepted the mineralization situated on the west side of the dyke, at depth.

--------------------------------------------------------------------------------
          Resources Summary (GRADING: CU [greater than or equal to] 3%)
--------------------------------------------------------------------------------
   MEASURED RESOURCES         INDICATED RESOURCES         INFERRED RESOURCES
 TONNE          CU (%)       TONNE          CU (%)       TONNE            CU (%)
--------------------------------------------------------------------------------
671,400         5.13          295,400         5.53       792,900          6.60

--------------------------------------------------------------------------------
          Resources Summary (GRADING: CU [greater than or equal to] 2%)
--------------------------------------------------------------------------------

862,100         4.55          379,800         4.85      1,013,300         5.76


Principal parameters: True minimal width of 1.6 meters. Maximum radius of influence of 25, 50 and 75 meters respectively for the measured, indicated and inferred categories for the east side of the dyke. All resources on the west side of the dyke were categorized as inferred. High grades cut at 12% Cu. The polygon method is used for calculations.

As soon as the financial situation will allow it, Campbell will start the development of a decline and two levels which will allow for the extraction of a 40,000 tons bulk sample. Once all physical parameters of the ore body are defined, Campbell will develop the ore body to a depth of 300 meters to begin ore production. The extracted ore will be processed at Campbell's Copper Rand mill located 45 Km away.

It is in Campbell Resources plans to continue the exploration programs on the Corner Bay property. It will include EM down-the-hole geophysical surveys in holes not yet surveyed by this method with results to be compared to those obtained during the September program. Particular attention will be paid to any anomaly which could reveal favourable sectors corresponding to the East zone. The geophysical surveys will be followed by an aggressive at depth drilling program to explore the north and south extensions of the Main zone, west of the diabase dyke and to better define the sector bounded by the current holes.

The Corner Bay deposit is situated on the south side of the Dore Lake complex. The heart of the Chibougamau mining camp is located on the north side of this layered anorthositic intrusive complex. It is host to over 15 copper and gold producers who have, to date, produced over 1.6 billion pounds of copper and 3.1 million ounces of gold.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Qualified person

The drilling program was carried out by the personnel of Campbell Resources, under the supervision of Mr. Jean Girard, geol. ing. Mr. Girard is a qualified person as defined by National Instrument 43-101. He has over 30 years of experience in exploration.


Assay Procedures

Samples from half of the split core were sent to Campbell laboratory in Chibougamau Quebec for gold and copper analysis. The samples were ground to better than 70% -10 mesh. A representative, 100 to 250 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 5-gram split of the pulp was assayed by atomic absorption. Check-assays were conducted on pulp (14.58g) for samples over 3.45 g/t Ay (0.100 opt Au) using fire assay with atomic absorption finish for samples assaying greater than 1 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au ).292 opt Au).

Portions of the original reject and/or pulp of samples within the mineralized zone have been sent to an independent laboratory for additional check-assaying.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com


                       SIMPLIFIED GEOLOGY OF THE PROPERTY

                                      [MAP]

                            GENERAL LONGITUDINAL VIEW

                                      [MAP]

                               SCHEMATIC X-SECTION

                                      [MAP]


                                        6